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                          February 1, 2021

       Kunwar Shailubhai
       Chief Executive Officer
       Tiziana Life Sciences plc
       3rd Floor,
       11-12 St James   s Square
       London SW1Y 4LB
       United Kingdom

                                                        Re: Tiziana Life
Sciences plc
                                                            Registration
Statement on Form F-3
                                                            Filed January 26,
2021
                                                            File No. 333-252441

       Dear Mr. Shailubhai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey Fessler, Esq.